Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

June 12, 2020

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Laura Crotty
Celeste Murphy

Re:         Cidara Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-3
Filed: June 5, 2020
File No. 333-238955

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, to become effective at 4:00 p.m. Eastern Time on June 16, 2020 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142.

Very truly yours,

Cidara Therapeutics, Inc.

/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
President and Chief Executive Officer